Mail Stop 4561


      October 26, 2005




Rodney M. Tiede
Chief Executive Officer and Chairman of the Board
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah  84047

Re:	Broadcast International, Inc.
      Pre-Effective Amendment No. 3 to Form S-3/A on Form SB-2
Filed October 11, 2005
      File No. 333-125710

Form 10-KSB/A for year ended December 31, 2004
Filed April 27, 2005
      File No. 0-13316

Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 12, 2005
      File No. 0-13316


Dear Mr. Tiede:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note your response to comments 4 stating that you concur that you the have issued investment rights to purchase convertible notes and warrants and will therefore complete the offerings privately. Specifically, your response indicates that if the investment rights which have already been issued are exercised pursuant to which convertible notes and warrants are issued, then you will file a post-effective amendment to the Form SB-2 to register the resale of the underlying shares of common stock. We further note your statement in response to comment 5 that you "are not registering the resale of any common stock underlying the warrants or any other derivative securities that have not yet been issued." Since you may not register additional securities by post-effective amendment, please confirm that you will not file a post-effective amendment to register the common stock underlying the convertible notes or warrants but rather that you will file a new registration statement to register the resale.

2. We note your response to comment 5 that you concur with our comment. Our comment questioned why you believed it was appropriate to register the common stock underlying the A warrants in light of the fact that the A warrants have not yet been issued to affiliated broker-dealers. In response you state that you will file a post-effective amendment to register the resale of the underlying shares of common stock "if the derivative securities are issued in the future." However, since the A warrants have not yet been issued it would not be appropriate to register the resale of the underlying shares of common stock prior to the issuance of the A warrants. Further, as we indicated in the prior comment, it is not appropriate to register additional securities via a post-effective amendment. Please confirm that once the A warrants have been issued to affiliated broker-dealers that you will file a new registration statement, rather than a post-effective amendment, to register the resale of the underlying shares of common stock.

3. We note the statement on page 35 that "this prospectus covers shares of common stock issuable upon conversion of the senior secured convertible notes and upon exercise of all warrants to be issued upon exercise of the additional investment rights [emphasis added]." Please reconcile this statement with your response that you are not registering the resale of shares of common stock underlying the warrants but rather will file a post-effective amendment to register the resale of the underlying shares of common stock of the warrants.

4. You indicate in the selling shareholder table on page 30 that the selling shareholders will offer 6,427,270 shares of common stock. However, you also indicate in the fee table and the prospectus cover page that you are registering 6,547,272 shares of common stock. Please revise this apparent discrepancy.

5. Please revise your disclosure to provide a discussion of your agreement with First Securities ASA. In this regard, we note your Form 8-K filed on October 17, 2005. Also, file the agreement as an exhibit to your registration statement.

6. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

Risk Factors, page 4

If we do not successfully commercialize our CodecSys technology, we may never achieve profitability or be able to raise future capital, page 4

7. We note your statement that if you do not succeed in developing and commercializing your CodecSys technology it is highly doubtful that you will achieve profitable operations and that such development and commercialization will require "substantial additional capital."
Please revise here, in the Summary section following your statement that you believe that applications that you are developing for the CodecSys technology "may hold substantial licensing and other revenue opportunities for our business," and in the business section to discuss what you mean by the "substantial" amount that will be required to develop and commercialize your CodecSys technology.

Covenant restrictions under our senior secured convertible notes may limit our ability to operate our business, page 4.

8. Please revise here and in the liquidity section of your MD&A on page 13 to briefly describe the limitations to obtaining additional capital and to declare or pay dividends.

There is significant uncertainty regarding our patent and proprietary technology protection, page 6

9. We note from your disclosure on page 21 that you currently have
23
pending patent applications. Please revise this risk factor to disclose whether you currently have any patents.

Trading in our securities could be subject to extreme price fluctuations..., page 7

10. You state that some of the factors that could significantly affect the market price of your stock are discussed in various risk factors. This risk appears too generic too help an investor understand the risk of volatility in your stock price. Please revise to describe the specific risks that could affect the volatility in your stock price. Alternatively, delete this risk.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 10

Results of Operations, page 10

11. We note your statement that the decrease in net sales was primarily a combination of a decrease in sales of equipment to customers and a decrease in studio and video production revenue. Please revise to discuss whether you believe this is a trend that may have a continuing effect on operations. Include similar disclosure for your cost of sales and expenses. See Item 303(b) of Regulation
S-B.

Liquidity and Capital resources, page 13

12. Please revise to discuss liquidity on a long term basis.  See
Item 303(b) of Regulation S-B.

13. We note your intent to spend a significant amount of funding in the future on research and development. Please revise to discuss the source of funds for these expenditures.

14. Please revise your liquidity section to discuss your convertible line of credit promissory note. Specifically, include the payment amounts, payment dates for interest and principal under the indebtedness, and interest rate and maturity date.

Business, page 17

15. Please revise to briefly describe the "certain liabilities" you assumed from Interactive Devices, Inc. In this regard, we note your disclosure in the fourth paragraph on page 17. Also, describe and quantify the "various stock options" that you gave to Streamware shareholders.

16. We note your discussion of a settlement agreement between you and the co-founders of IDI and certain companies owned, controlled or associated with the co-founders of IDI on page 12. Please revise here to provide a discussion of the settlement and the reasons for the settlement.

17. Please revise to describe the distribution methods for your products and services. See Item 101(b)(2) of Regulation S-B.

18. Please revise to explain exactly how you provide "broadband delivery technology." For example, explain how you provide the services described on page 2 of your Form 10-K/A for the year ended
December 31, 2004.

19. We note that you offer several different products and services.
Please revise to quantify the percentage of your revenues that are derived from each category.

Management, page 24

20. Please revise your disclosure under this heading to provide the term of office for each officer and director. See Item 401(a) of Regulation S-B.

Related Party Transaction, page 28

21. We note that on April 1, 2003, BI entered into a stock purchase agreement with three of the co-founders of IDI to acquire approximately 25% of the equity interest of IDI. Please revise to indicate the amounts paid to the co-founders. Also, indicate how you determined the value of such interest.

Principal and Selling Stockholders, page 28

22. Please revise to identify the natural persons that control each of the selling stockholders.

23. We note that several selling shareholders are affiliates of broker-dealers. As such, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.



Description of Our Capital Stock, page 34

Senior Secured Convertible Notes and Related Warrants, page 35

24. We note your statement that the $2.50 conversion price relating to the senior secured convertible notes is subject to adjustment.
Please revise to provide a detailed discussion of the circumstances under which the conversion price may be adjusted.

25. We note your statement that the A warrants issued to the institutional funds are exercisable for a total of 600,000 shares of common stock at $2.50 per share and the B Warrants are exercisable for a total of 600,000 shares at $4.00 per share subject to adjustment in certain circumstances.. Please revise to provide a detailed discussion of the circumstances under which the exercise prices may be adjusted.

26. Please revise to identify your placement agent in connection with the issuance of the senior secured convertible notes.

Financial Statements

Note 6 - Long Term Obligations, page F-14

Convertible Line of Credit Promissory Note - 2003

27. We have reviewed your response to comment 20 and note the difference between your accounting treatment for the accrued interest and beneficial conversion features in a manner differently from EITF
00-27 and SFAS 140 is not material. If you and your accountants have determined that your current methodology for these costs is not materially different from GAAP, this evaluation should be performed but it is not appropriate to disclose a methodology that is not in compliance with GAAP. Please revise this footnote to disclose your accounting policy related to your convertible debt in a manner that is compliant with generally accepted accounting principles.

Form 10-QSB for the period ended June 30, 2005

Item 1 - Financial Statements

Note F- Long-Term Notes Payable, page 8

Senior Secured Convertible Notes - 2005

28. Based on your response to comment 23, you have stated that you are not obligated to deliver cash pursuant to the terms of the embedded conversion option or the warrants and therefore you have classified these amounts in permanent equity. It appears these agreements may not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-
32
of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC within 120 days or else you are required to pay a liquidated damages payment equal to 2.0% of the amount invested. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27.

29. In addition, it appears the warrants issued would also be required to be accounted for as derivative liabilities under EITF
00-
19 since these warrants are subject to the same registration rights agreement noted above. Please advise.

30. Please note that you should perform a thorough analysis of all of the provisions of your convertible debt instrument to determine whether there are any other provisions that may be problematic under paragraphs 12-32 of EITF 00-19. Further your disclosures should be expanded to include all of the significant terms of the convertible debt agreement. Clarify if there are any limits on the amount of common stock that may be used to repay the debt and any terms that may result in changes to the conversion price.

Item 25.  Other Expenses of Issuance and Distribution, page II-2

31. You indicate that the SEC registration fee is $3,355; however, your fee table indicates that the fee is $2,466. Please revise or advise.

Item 26.  Recent Sales of Unregistered Securities, page II-2

32. Please revise to include the recent sales of all securities sold within the past three years that were not registered under the Securities Act. In this regard, we note several transactions in your
Form 10-K for the year ended 2004 that are not disclosed in this registration statement. For example, we refer to the February 3, 2004 transaction disclosed in your Form 10-K. See Item 701 of Regulation S-B.

33. Please revise throughout this section to include all the information required by Item 701 such as the total offering price for each transaction as well as the value of the consideration you received.

34. Please revise to briefly describe the consulting services you identify on page II-4. Further, quantify the value of those services. See Item 701(c) of Regulation S-B. We may have further comments.


*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 551-3471 or me at (202) 551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc:	David G. Angerbauer, Esq. (via facsimile)
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Mr. Rodney M. Tiede
Broadcast International, Inc.
October 26, 2005
Page 8